REPORT ON VOTING RESULTS

Annual and Special Meeting of Shareholders
May 5, 2010

National Instrument 51-102 – Section 11.3 (Canada)	Form 6-K (U.S.A.)

The Annual and Special Meeting of Shareholders of Brookfield Properties Corporation (the “Corporation”) was held on May 5, 2010 in Toronto, Ontario, Canada.  At this meeting, there were 185 shareholders represented in person or by proxy holding 415,441,354 Common shares, representing approximately 82.8% of the 501,445,778 issued and outstanding Common shares and 19 shareholders represented in person or by proxy holding 13,912,061 Class A Redeemable Voting Preferred shares, representing approximately 97.9% of the 14,201,980 issued and outstanding Class A Redeemable Voting Preferred shares.

The following is a summary of the votes cast by the Common and Class A Redeemable Voting Preferred shareholders represented at this meeting.

Special Resolution to Amend the Articles to Decrease the Number of Directors from 12 to 10

The special resolution authorizing an amendment to the Articles of the Corporation to decrease the number of directors from 12 to 10 was approved by a majority of both the Class A Redeemable Voting Preferred and Common shareholders.  Management received proxies to vote on this resolution as follows:

Class	Outcome	Votes For	% of Votes Cast by Proxy	Votes Against
Class A Redeemable Voting Preferred	Carried	13,912,061	100.00	nil
Common	Carried	414,657,889	99.81	769,641

Election of Directors
All of the directors nominated for election at the meeting were elected by acclamation. Management received proxies to vote for the election of directors as follows:

Class	Outcome	Votes For	% of Votes Cast by Proxy	Votes Withheld
Class A Redeemable Voting Preferred	Carried	13,911,350	100.00	nil
Common	Carried	412,151,452	100.00	323,701

With respect to the election of directors, the Corporation’s Articles state that each Class A Redeemable Voting Preferred shareholder and each Common shareholder who is entitled to vote for directors has one vote per share held by him or her, multiplied by the number of directors to be elected.  The shareholder may cast all of his or her votes in favour of one candidate, or distribute them among the candidates in the manner he or she sees fit.  Where the shareholder has voted for more than one candidate without specifying the distribution of votes among the candidates, the shareholder will be deemed to have divided his or her votes equally among the candidates for whom he or she voted.

The allocation of the votes among the elected directors was as follows:

Class	Director	Votes For	% of Votes Cast by Proxy	Votes Withheld
Class A Redeemable Voting Preferred	Gordon E. Arnell	13,910,450	99.99	900
	William T. Cahill	13,909,730	99.99	1,620
	Richard B. Clark	13,909,730	99.99	1,620
	Jack L. Cockwell	13,910,450	99.99	900
	Roderick D. Fraser	13,910,450	99.99	900
	Paul D. McFarlane	13,910,450	99.99	900
	Allan S. Olson	13,910,450	99.99	900
	Robert L. Stelzl	13,909,730	99.99	1,620
	Diana L. Taylor	13,909,730	99.99	1,620
	John E. Zuccotti	13,909,730	99.99	1,620
Common	Gordon E. Arnell	404,043,601	97.96	8,431,552
	William T. Cahill	411,681,005	99.81	794,148
	Richard B. Clark	404,224,889	98.00	8,250,264
	Jack L. Cockwell	401,963,724	97.45	10,511,429
	Roderick D. Fraser	411,977,164	99.88	497,989
	Paul D. McFarlane	370,125,525	89.73	42,349,628
	Allan S. Olson	410,778,707	99.59	1,696,446
	Robert L. Stelzl	412,036,470	99.89	438,683
	Diana L. Taylor	412,126,394	99.92	348,759
	John E. Zuccotti	403,527,298	97.83	8,947,855

Appointment of Auditors

The resolution to reappoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next Annual Meeting of Shareholders and to authorize the directors to fix the remuneration to be paid to the auditors was approved by a majority of both the Class A Redeemable Voting Preferred and Common shareholders.  Management received proxies to vote on this resolution as follows:

Class	Outcome	Votes For	% of Votes Cast by Proxy	Votes Withheld
Class A Redeemable Voting Preferred	Carried	13,912,061	100.00	nil
Common	Carried	412,378,362	100.00	3,049,168

There were no other matters to come before the meeting that required a vote by either the Class A Redeemable Voting Preferred shareholders or Common shareholders.

Date: May 12, 2010	BROOKFIELD PROPERTIES CORPORATION

/s/ “Brett M. Fox”
Brett M. Fox General Counsel, Chief Administrative Officer and Secretary

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